For Immediate Release

Bell Canada announces redemption price for Series M-33 debentures due February 2019

MONTRÉAL, April 11, 2018 – Bell Canada (Bell) announced on April 4, 2018 that it would redeem effective on April 16, 2018 (the “Redemption Date”), prior to maturity, all of its outstanding $300 million principal amount of 5.52% Debentures, Series M-33, due February 26, 2019 (the “Series M-33 Debentures”). Today, Bell has determined the redemption price payable for the Series M-33 Debentures according to the terms of such debentures.

The redemption price for the Series M-33 Debentures must be equal to the greater of the “Canada Yield Price” and the principal amount of the Series M-33 Debentures, together in each case with accrued and unpaid interest up to, but excluding, the Redemption Date. The “Canada Yield Price”, calculated today in accordance with the terms of the Series M-33 Debentures, is $1,030.370 per $1,000 of principal amount. Accordingly, the Series M-33 Debentures will be redeemed effective on the Redemption Date at a price equal to $1,030.370 per $1,000 of principal amount of debentures plus $7.410 per $1,000 of principal amount for accrued and unpaid interest up to, but excluding, the Redemption Date.

About Bell

Founded in Montréal in 1880, Bell is Canada’s largest communications company, providing innovative broadband wireless, TV, Internet and business communication services across the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and provides significant funding for community care and access, research and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard

514-870-4739

jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca